Exhibit D

June 28, 2018

VIA EMAIL

Board of Directors

Navios Maritime Midstream Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC, 98000 Monaco

Dear Members of the Board:

The Board of Directors of Navios Maritime Acquisition Corporation (“NNA”) has authorized us to propose a transaction in which Navios Maritime Midstream Partners L.P. (“NAP”) would be combined with NNA by means of a merger in which each common unit of NAP not held by NNA would be exchanged for 6.292 newly issued shares of common stock of NNA.

We believe that our proposal should be well received by NAP’s unit holders. The proposal reflects a 1% premium to the NAP unit holders, based on the respective closing prices of NAP units and NNA shares on June 28, 2018, which we believe is consistent with premia paid in recent MLP recombination transactions. The share-for-unit exchange would also provide NAP unit holders with significant participation in the overall more diversified entity on a tax-free basis.

By combining the two companies, we would expand appeal to a broader range of investors by:

•	Simplifying the capital and organizational structures

•	Creating significant savings in public company costs

•	Increasing trading liquidity, float and access to the capital markets

•	Enhancing credit profile by increasing cash retention to support self-funded growth

•	Building scale through a larger asset base capable of generating increased profitability from a recovering tanker market

•	Reducing the cost of capital

Through these benefits, we believe that the investor appeal will be enhanced and the combined entity will have an opportunity to increase value to stakeholders. A merger of NNA and NAP seems to be the most feasible option to enable NAP to unlock value and establish a new growth trajectory for its unitholders.

Any combination between NNA and NAP would be subject to receipt of the necessary approvals under NAP’s limited partnership agreement. In accordance with its legal obligations, NNA will file promptly an amendment to its Schedule 13D, including a copy of this letter.

1 | Page

We look forward to working with the Conflicts Committee and its independent legal and financial advisors to negotiate and complete a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our proposal.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner at any time for any reason or for no reason at all. No legal obligation with respect to a transaction will arise unless and until execution of mutually acceptable definitive documentation.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

Navios Maritime Acquisition Corporation

By:	/s/ Angeliki Frangou
Angeliki Frangou, Chairman & Chief Executive Officer

2 | Page